EXHIBIT 3

Accurate Global Limited and Advanced Orient Limited

40/F Far East Finance Centre,
16 Harcourt Road, Hong Kong
 Attention: Kiril IP
 Email: kiril.ip@everbright165.com
 Fax: +852-2520-5125

Mr. Liu Tianwen and Tekventure Limited

iSoftStone Information Technology (Group) Co., Ltd
International Software Plaza, Bldg 9 Z-Park,
8 West Dongbeiwang Road, Haidian Dist.,
Beijing 100193 China
Attention: Tianwen Liu
Email: twliu@isoftstone.com
Fax: +86-10-58749560

Date: June 14, 2013

Dear Sirs,

Re: Share Purchase Agreement dated May 23, 2013

1.           We refer to the Share Purchase Agreement dated May 23, 2013 (the "SPA”) by and among AsiaVest Opportunities Fund IV (the "Seller"), Accurate Global Limited ("Accurate Global"), Advanced Orient Limited ("Advanced Orient") and Mr. Liu Tianwen ("Mr. Liu"), as supplemented by a Deed of Assignment and Assumption dated June 5, 2013 (the "Assignment Deed") by and between Mr. Liu and Tekventure Limited ("Tekventure") pursuant to which Mr. Liu transferred and assigned all of his rights and obligations in respect of the Transaction Shares for him under the SPA to Tekventure.  Capitalized terms used but not defined herein shall have the same meanings ascribed to them in the SPA.

2.           The parties to the SPA agree to the following:

(a)            the sale of the Transaction Shares for Tekventure by the Seller and the purchase of such Transaction Shares by Tekventure shall be terminated upon execution of this letter (this "Letter Agreement");

(b)           the numbers of Transaction Shares that Accurate Global and Advanced Orient agreed to purchase from the Seller under the SPA, respectively, shall be amended as set forth in the Schedule I attached hereto, which shall replace Schedule I attached to the SPA.

(c)           the closing and settlement of the purchase of the Transaction Shares by Accurate Global and Advanced Orient from the Seller under the SPA (as amended by this Letter Agreement) shall take place simultaneously with the execution of this Letter Agreement.

3.           Save as expressly provided in this Letter Agreement, the SPA shall continue in full force and effect as the legal, valid and binding obligations of the parties thereto enforceable in accordance with their respective terms.

4.           This Letter Agreement shall be governed by the laws of Hong Kong without giving effect to the principles of conflicts of laws or choice of laws thereof.  Section 13 (Governing Law; Arbitration), Section 14 (Notices) and Section 15 (Assignment; Binding Effect) of the SPA and the notice information of Tekventure under the Assignment Deed are incorporated herein by reference and shall apply mutatis mutandis to this Letter Agreement.

5.           This Letter Agreement may not be amended other than by an instrument in writing signed by the Seller, Accurate Global, Advanced Orient, Mr. Liu and Tekventure.

6.           If this Letter Agreement accurately reflects our agreement, please sign and return a copy of this Letter Agreement to us.

[Signature Page Follows]

Yours sincerely,

ASIAVEST OPPORTUNITIES FUND IV

By:	/s/ T. J. Huang
Name:	T. J. Huang
Title:	Director

AGREED BY:

ACCURATE GLOBAL LIMITED

By:	/s/ Ip Kun Wan
Name:	Ip Kun Wan
Title:	Director

ADVANCED ORIENT LIMITED

By:	/s/ Tang Chi Chun
Name:	Tang Chi Chun
Title:	Director

LIU TIANWEN

/s/ Liu Tianwen

TEKVENTURE LIMITED

By:	/s/ Liu Tianwen
Name:	Liu Tianwen
Title:	Authorised Signatory

Schedule I

Transaction Shares and Purchase Price

Purchaser	Number of Transaction Shares for each Purchaser	Purchase Price for each Purchaser
Accurate Global Limited	19,476,469	US$8,764,411
Advanced Orient Limited	9,412,421	US$4,235,589